EXHIBIT 20

                 WATERBURY, CT, OCTOBER 21, 1996
                     For Immediate Release

       MACDERMID, INCORPORATED ANNOUNCES CONTINUED RECORD RESULTS
                       AND A 3 FOR 1 STOCK SPLIT



    FOR THE SECOND QUARTER                  FOR THE SIX MONTHS
Net Sales   $74,038,000  up 39%        Net Sales  $146,693,000  up 43%
Primary Earnings                       Primary Earnings
  per Share       $1.76  up 64%          per Share       $3.29  up 59%

MacDermid, Incorporated worldwide manufacturers of proprietary specialty chemical products for the electronics, printing and metal finishing industries, headquartered in Waterbury, Connecticut reported record sales, net earnings and primary earnings per share for the six months and second quarter ended September 30, 1996.

Sales for the second quarter were $74,038,000 up 39% from the similar period last year. Record sales were achieved due to the inclusion of the printing and imaging business (acquired in December 1995) and further enhanced by the growth in our international operations. As a result, second quarter net earnings of $5,047,000 increased 62% while earnings per share, $1.76 increased 64% from $1.07 for the second quarter last year.

For the six months ended September 30, 1996 sales were $146,693,000 or 43% from $102,325,000 last year. Net earnings of $9,517,000 increased 58% while earnings per share, $3.29 increased 59% from $2.07 last year.


A 3 for 1 stock split in the form of a stock dividend was approved by the Board of Directors to occur November 15, 1996 to shareholders of record as of November 1, 1996.

Daniel H. Leever, Chief Executive Officer said, "We are pleased with our continuing earnings momentum especially during a period of softness in the electronics industry. Our performance this quarter should prove to be a new platform for growth. The 3 for 1 stock split is intended to demonstrate the Company's awareness that the relatively small number of shares outstanding is a limiting factor to some investors. Whereas a stock split does not itself resolve this issue it can be considered a signal that the company will consider rational changes when appropriate to address share liquidity."


The financial statement information and references thereto does not reflect the impact of the 3 for 1 split.







              CONDENSED CONSOLIDATED SUMMARY OF EARNINGS
           (Dollars in Thousands Except Per Share Amounts)

                              Three Months Ended   Six Months Ended
                                 September 30,       September 30,
                              ------------------   ----------------
                               1996       1995      1996      1995
                               ----       ----      ----      ----
Total Net Sales              $74,038    $53,359   $146,693  $102,325
Costs and Expenses            64,863     48,169    129,301    92,284
                             -------    -------   --------  --------
Earnings before Income Taxes
 and Preferred Dividend      $ 9,175    $ 5,190   $ 17,392  $ 10,041
Income Taxes                   3,669      2,076      6,957     4,017
Preferred Dividend              (459)         -       (918)        -
                             -------    -------   --------  --------
Net earnings to Common
 Shareholders                $ 5,047    $ 3,114   $  9,517  $  6,024
                             =======    =======   ========  ========
Primary Earnings per Common
 Share                         $1.76      $1.07      $3.29     $2.07
                               =====      =====      =====     =====
Primary, Average Common
 Shares Outstanding        2,861,342  2,924,260  2,896,243 2,915,147
                           =========  =========  ========= =========

                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                        September 30, 1996  March 31, 1996
                                        ------------------  --------------
Assets:
  Total Current Assets                        $118,341          $118,736
  Property, Plant & Equipment (net)             41,135            41,316
  Other Non Current Assets                     101,222           104,704
                                              --------          --------
     Total Assets                             $260,698          $264,756
                                              ========          ========

Liabilities & Shareholders' Equity:
  Total Current Liabilities                   $ 62,519          $ 59,024
  Long-Term Debt & Deferred Liabilities         99,805           109,315
  Preferred Stock                               31,518            30,600
  Shareholders' Equity *                        66,856            65,817
                                              --------          --------
     Total Liabilities & Shareholders' Equity $260,698          $264,756
                                              ========          ========

All references to Net Earnings and Earnings Per Share are those available to Common Shareholders.
All references to Earnings Per Share and shares outstanding are prior to the 3 for 1 stock split.
These figures are in part estimated and subject to audit at year end.

* Shareholders' Equity has been reduced as a result of the repurchase of nearly $9 million of the Company's common stock since March 31, 1996.
                       /s/ Harold Leever        /s/ D. H. Leever
                       Harold Leever            Daniel H. Leever
                       Chairman                 President & CEO
October 21, 1996         NASDAQ-MACD              CUSIP-554373 10 2